SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)(1)

                            FIELDWORKS, INCORPORATED
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31659 P 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                              (Page 1 of 10 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  31659 P 103                 13D          Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                KONTRON EMBEDDED COMPUTERS AG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     GERMANY
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,636,992
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                6,000,000(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,636,992
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,000,000(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     10,636,992
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     58%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  31659 P 103                 13D          Page 3 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     FWRKS ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    NONE
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8      SHARED VOTING POWER

                                6,000,000(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                NONE
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,000,000(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     6,000,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (2)  By  virtue  of  the  fact  that  FWRKS   Acquisition  Corp.  is  a
wholly-owned subsidiary of Kontron Embedded Computers AG, Kontron Embedded Computers AG is deemed to share voting and dispositive power over the shares beneficially owned by FWRKS Acquisition Corp.

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CUSIP No.  31659 P 103                 13D          Page 4 of 10 Pages
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         The following  constitutes the Amended and Restated  Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.

                  (a) This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of FieldWorks, Incorporated, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 7631 Anagram Drive, Eden Prairie, Minnesota, 55344.

Item 2.           Identity and Background.

                  (a) FWRKS Acquisition Corp., a Delaware corporation ("FWRKS"), is a wholly owned subsidiary of Kontron Embedded Computers AG, a German corporation ("Kontron").

                  The Executive Officers and Directors of FWRKS are as follows:

                  Name                      Title
                  ----                      -----

                  Pierre McMaster           President, Chief Executive Officer
                                            and Director

                  Sylvain Castonguay        Chief Financial Officer, Treasurer,
                                            Secretary and  Director

                  The Executive Officers and Directors of Kontron are as follows:

                  Name                         Title
                  ----                         -----

                  Hannes Niederhauser          Chairman of the Managing Board
                                               and Chief Executive Officer -
                                               Europe

                  Pierre McMaster              Chief Executive Officer - America
                                               and Member of Managing Board

                  Martina Haubold              Chief Financial Officer, Member
                                               of Managing Board

                  Rudi Wieczorek               Chief Technology Officer, Member
                                               of Managing Board

                  Elmer Zeising                Chairman of Supervisory Board

                  Georg Baumgartner            Member of Supervisory Board

                  Constantin Von Dziembowski   Member of Supervisory Board



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CUSIP No.  31659 P 103                 13D          Page 5 of 10 Pages
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                  Michael Jeske                Member of Supervisory Board

                  Dr. Kurt Gustav Neumeister   Member of Supervisory Board

                  Pierre Barnard               Member of Supervisory Board

                  FWRKS, Kontron and each of the foregoing individuals are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

                  (b) The principal business address of FWRKS is c/o National Corporate Research, Ltd., 615 South Dupont Highway, Dover, DE 19901.

                  The principal business address of Kontron is Oskar von Millerstrasse. 1, D-85386 Eching, Germany.

                  (c) The principal business of FWRKS is to act as a holding company.

                  The principal business of Kontron is the design, manufacture and marketing of embedded computer systems.

                  (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. McMaster, Castonguay and Barnard are Canadian citizens, Mr. Niederhauser is an Austrian citizen and Ms. Haubold and Messrs. Wieczorek, Zeising, Baumgartner, Dzeimbowski, Jeske and Neumeister are German citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On June 29, 2000, FWRKS entered into a purchase and option agreement (the "Purchase and Option Agreement") with the Issuer, attached as
Exhibit 7a to this Schedule 13D and incorporated herein by reference. FWRKS was granted an option through August 15, 2000 to purchase 7.75 million shares of the Issuer's Common Stock at a total purchase price of $7.75 million. In addition, Kontron and Industrial-Works Holding Co., LLC ("IWHC"), executed an option agreement (the "IWHC Option Agreement"), attached as Exhibit 7b to this Schedule 13D and incorporated herein by reference, whereby IWHC was entitled to purchase 60,000 shares of common stock of Kontron in exchange for 2,428,600 shares of Series B Convertible Preferred Stock of the Issuer and 285,700 shares of Series C Convertible Preferred Stock of the Issuer held by IWHC.

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CUSIP No.  31659 P 103                 13D          Page 6 of 10 Pages
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These  shares  of  Preferred  Stock  of the  Issuer  would be  convertible  into
3,000,000 shares of Common Stock.

                  In addition, FWRKS loaned $2.5 million to the Issuer on June 30, 2000. The loan is evidenced by a subordinated note (the "Note") to FWRKS which bears interest at 11% per annum and was to mature in September 2001, attached as Exhibit 7c to this Schedule 13D and incorporated herein by reference. FWRKS also received warrants to purchase 1.25 million shares of Common Stock exercisable at $1.00 per share. The warrants were exercisable until November 15, 2000, and were recorded at their estimated fair value at the date of issuance. Kontron provided the funds loaned by FWRKS to the Issuer.

                  On August 16, 2000, FWRKS and the Issuer agreed to an Amendment to the Purchase and Option Agreement, attached as Exhibit 7d to this
Schedule 13D and incorporated by reference herein, whereby the option previously granted to FWRKS was amended to provide for an option to acquire 6 million shares of Common Stock for a purchase price of $5.4 million. The maturity date of the Note was extended to February 15, 2001 and the warrant was canceled. Concurrently, the option granted to FWRKS under the Purchase and Option Agreement was exercised.

                  In addition, Kontron and IWHC agreed to an amendment to the IWHC Option Agreement, attached as Exhibit 7e to this Schedule 13D and incorporated herein by reference, whereby the option previously granted to IWHC was amended to provide for an option to acquire 62,000 shares of common stock of Kontron in exchange for Preferred Stock of the Issuer that is convertible into
3.4 million shares Common Stock.

                  The closing of these transactions is subject to shareholder approval, the exercise of IWHC's option and satisfaction of other closing conditions as set forth in the Purchase and Option Agreement. Upon closing of each of these transactions, the Reporting Persons would own a majority of the Common Stock of the Issuer on an as converted basis.

                  Kontron acquired Shares of the Issuer within the last 60 days through the following privately negotiated transactions:


        Shares of Common Stock            Price Per                Date of
              Purchased                     Share                  Purchase
             -----------                   -------                 --------
               204,076                      $1.10                  7/21/00
               782,916                      $1.23                  8/16/00

                  Kontron acquired Shares of the Issuer within the last 60 days through the following open-market transactions:


        Shares of Common Stock            Price Per                Date of
              Purchased                     Share                  Purchase
             -----------                   -------                 --------
                10,000                      $0.84                   6/29/00

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CUSIP No.  31659 P 103                 13D          Page 7 of 10 Pages
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                 4,700                      $0.88                   6/30/00
                15,000                      $0.88                    7/7/00
                80,300                      $1.00                   7/11/00
                40,000                      $1.00                   7/12/00
                20,000                      $1.00                   7/13/00
                20,000                      $1.00                   7/14/00
                10,000                      $1.00                   7/18/00
                45,000                      $0.75                   8/15/00
                5,000                       $0.75                   8/16/00

Item 4.           Purpose of Transaction.

                  The parties filing this Statement entered into the agreements described in this Schedule 13D and purchased and will purchase the Shares with the intention of obtaining majority control of the Issuer upon satisfaction of the conditions set forth in the Purchase and Option Agreement, including stockholder approval of the transactions, and closing of the transactions contemplated thereby, and will hold a majority of the seats on the Issuer's Board of Directors, and will have the ability to control actions taken by the Issuer. Based upon the results of their ongoing review of the Issuer's operations and economic and other considerations, including the availability of, and alternative uses of, investment funds, the Reporting Persons may determine to acquire additional Shares, to sell Shares, or to make other changes in the operations of the Issuer. However, aside from acquiring seats on the Issuer's Board and providing services to the Issuer as discussed in Item 6 below, at this time the persons filing this Statement do not have any plans or proposals that would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Shares as is listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported and owned by the Reporting Persons is based upon 8,894,426 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2000.

                  As of the close of business on August 16, 2000, FWRKS beneficially owned 6,000,000 shares of Common Stock, constituting approximately 40% of the Shares outstanding, and Kontron beneficially owned 10,636,992 Shares of Common Stock, inclusive of the Shares beneficially owned by FWRKS, which constitutes approximately 58% of the Shares outstanding.

                  (b) The Board of Directors of FWRKS has the power to direct the vote and disposition of the Shares owned by FWRKS.

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CUSIP No.  31659 P 103                 13D          Page 8 of 10 Pages
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                  The Board of  Directors of Kontron has the power to direct the vote and disposition of the 4,636,992 Shares owned by Kontron, and as the sole shareholder of FWRKS, Kontron has indirect beneficial ownership of the Shares owned by FWRKS because it owns all of the interests in FWRKS and can influence voting, purchase or dispositions of the Shares by FWRKS.

                  (c) Item 3 lists all transactions in the Issuer's Common Stock in the last 60 days by the Reporting Persons.

                  (d) No person other than Kontron or FWRKS is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The  information  set  forth  in  Item  3  hereof   concerning
agreements with respect to securities of the Issuer is incorporated herein by reference.

                  On July 11, 2000 Kontron entered into a Operating Protocol Memorandum with the Issuer, attached as Exhibit 7f to this Schedule 13D and incorporated herein by reference, by which certain design, development and production operations and European sales, service and support activities of the Issuer were transferred to Kontron. The term of the agreement is through December 31, 2001.

                  Other than as described herein, there are no contracts, arrangements, or understandings among the Reporting Persons and any other person, with respect to any securities of the Issuer.

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CUSIP No.  31659 P 103                 13D          Page 9 of 10 Pages
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Item 7.           Material to be Filed as Exhibits.

                  7a. Purchase and Option Agreement, dated as of June 29, 2000 by and among FWRKS Acquisition Corp. and FieldWorks, Incorporated (incorporated by reference to Exhibit 10.2 of the FieldWorks, Incorporated quarterly report filed on Form 10-Q for the period ending July 2, 2000, File No. 333-18335).

                  7b. Kontron Embedded Computers AG Option to Purchase 60,000 Bearer Shares Without Par Value dated June 29, 2000 (incorporated by reference to Exhibit 10.6 of the FieldWorks, Incorporated quarterly report filed on Form 10-Q for the period ending July 2, 2000, File No 333-18335).

                  7c. FieldWorks, Incorporated Subordinated Note due September 30, 2001 dated June 20, 2000 (incorporated by reference to Exhibit 10.4 of the FieldWorks, Incorporated quarterly report filed on Form 10-Q for the period ending July 2, 2000, File No 333-18335).

                  7d. Amendment to Purchase and Option Agreement dated as of June 29, 2000, between FWRKS Acquisition Corp. and FieldWorks, Incorporated, dated August 16, 2000 (incorporated by reference to Exhibit 10.1 of the FieldWorks, Incorporated current report filed on Form 8-K dated August 16, 2000, File No. 333-18335).

                  7e. Amendment to the Option to Purchase dated as of June 29, 2000, issued by Kontron Embedded Computers AG in favor of Industrial-Works Holding Co., LLC, dated August 16, 2000 (incorporated by reference to Exhibit
                           10.2 of the FieldWorks, Incorporated current report filed on Form 8-K dated August 16, 2000, File No. 333-18335).

                  7f. Operating Protocol Memorandum by and among Kontron Embedded Computers AG and FieldWorks, Incorporated dated July 11, 2000 (incorporated by reference to
                           Exhibit 10.7 of the FieldWorks, Incorporated quarterly report filed on Form 10-Q for the period ending July 2, 2000, File No 333-18335).



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CUSIP No.  31659 P 103                 13D          Page 10 of 10 Pages
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                                   SIGNATURES



                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 19, 2000                 FWRKS ACQUISITION CORP.


                                          /s/ Pierre McMaster
                                          --------------------------------------
                                          Name:    Pierre McMaster
                                          Title:   President


                                          KONTRON EMBEDDED COMPUTERS AG



                                          /s/ Martina Haubold
                                          --------------------------------------
                                          Name:    Martina Haubold
                                          Title:   Chief Financial Officer